Lisa Proch Talcott Resolution Life Ins. Co.* 1 Griffin Road North Windsor, CT 06095-1512 Tel. 1-860-791-0286 lisa.proch@talcottresolution.com * As administrator for the Registrants

April 16, 2021

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management

Re:    Talcott Resolution Life Insurance Company ("Registrant"):
File No. 333-255239    CRC            Accession Number: 0001628280-21-006983
File No. 333-255241    Generations         Accession Number: 0001628280-21-006987
File No. 333-255247    Harvestor        Accession Number: 0001628280-21-006989
File No. 333-255244    Select 1        Accession Number: 0001628280-21-006999
File No. 333-255242    Select 2        Accession Number: 0001628280-21-006992
File No. 333-255245    Select 3        Accession Number: 0001628280-21-006996

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Talcott Resolution Life Insurance Company, hereby requests that the registration statements referenced above and electronically filed via EDGAR on Form S-1 be accelerated and declared effective on May 3, 2021, or as soon thereafter as is reasonably practicable. We believe expedited review of the Registration Statement is appropriate.

If the Registration Statement were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings other than those permitted by Rule 485(b). I have reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

Registrants hereby acknowledge that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In these circumstances, we believe a limited staff review is appropriate.

Talcott Resolution Life Insurance Company

By: Peter S. Sannizzaro*	*By: /s/ Lisa Proch
Peter S. Sannizzaro, President and	Lisa Proch, Attorney-in-fact
and Chief Executive Officer

Talcott Resolution Distribution Company

By: /s/ Christopher S. Conner
Christopher S. Conner, Chief Compliance Officer,
Secretary, Privacy Officer and Operations Principal,
Anti-Money Laundering Officer